 Exhibit (a)(21)

DISTRICT COURT

STATE OF MINNESOTA

FOURTH JUDICIAL DISTRICT

COUNTY OF HENNEPIN

CASE TYPE: CIVIL

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	:	Lead Case No. 27-CV-10-17053
IN RE ADC TELECOMMUNICATIONS,	:
INC. SHAREHOLDERS LITIGATION	:	CLASS ACTION
:
	:	CONSOLIDATED SHAREHOLDER
	:	DERIVATIVE AND CLASS ACTION
	:	COMPLAINT FOR BREACH OF
	:	FIDUCIARY DUTIES, WASTE OF
This Document Relates To:	:	CORPORATE ASSETS, AND ABUSE OF
	:	CONTROL
:
:
ALL ACTIONS.	:	JURY TRIAL DEMAND
:
:
:
:
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INTRODUCTION

1.           Plaintiffs ADC Investor Group,(1) individually and on behalf of all others similarly situated, and derivatively in the right and for the benefit of ADC Telecommunications, Inc. (“ADC” or the “Company”) respectfully bring this direct class action for breach of fiduciary duties, waste of corporate assets and abuse of control, on behalf of the public shareholders of ADC and derivatively on behalf of ADC against the herein-named Defendants.

2.           This is a stockholder derivative and class action brought by Plaintiffs on behalf of the public holders of ADC common stock, and derivatively on behalf of ADC, seeking to enjoin certain actions of the Defendants in connection with the proposed acquisition (“Acquisition”) of ADC by Tyco Electronics Ltd. and Tyco Electronics Minnesota, Inc. (collectively “Tyco”). On July 13, 2010, ADC and Tyco jointly announced that ADC and Tyco had entered into a definitive merger agreement (“Merger Agreement”), pursuant to which Tyco commenced a tender offer, which is expected to close in the fourth quarter of 2010, to purchase all of the outstanding shares of ADC common stock for $12.75 per share in cash, followed by a second-step merger. The tender offer is set to expire on August 23, 2010. The enterprise value of the Acquisition is approximately $1.25 billion, according to Tyco and ADC.

3.           On July 28, 2010, Tyco filed the Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). On that same date, ADC also filed the Schedule 14D-9 (“14D-9”) with the SEC. The 14D-9 revealed that there was another potential buyer for the Company other

(1) The ADC Investor Group consists of Plaintiffs in all the cases now currently before the Court. The names of those Plaintiffs are: Asbestos Workers Local Union 42 Pension Fund (“Asbestos Workers”), Gunter Jacobius (“Jacobius”), Robert Freeman (“Freeman”), Gary Novitsky (“Novitsky”), Joel Gerber (‘Gerber”), Lawrence Barone (“Barone”), Thomas Haller (“Haller”), Michael Partansky (“Partansky”), Jack Borror and Pat Borror (“Borror”), and Michael Gill (“Gill”) (collectively, “Plaintiffs”).

than Tyco. The 14D-9 referred to the potential buyer as “Company A” and conceded that Company A was one “of the strongest and most likely potential strategic buyers of the Company” and was a “high-quality strategic buyer [].”

4.          By June 3, 2010, Company A’s bid was $12.00 per share while Tyco’s bid had just been increased a day earlier to a range of $11.00 to $11.80 per share. By June 11, 2010, Company A’s proposal was at $12.50 per share while Tyco’s proposal had a range of $11.50 to $12.00. Although Company’s A bid was higher and admittedly “represented superior value” to Tyco’s, ADC’s Board of Directors (the “Board”) felt that there were “certainty and timing” issues with Company A’s offer. Remarkably, the 14D-9 does not disclose what those issues specifically entailed.

5.          Ultimately, the Board decided to grant Tyco a very short window of exclusivity if it would increase its offer to $12.75 per share. Company A was never given an opportunity to match or exceed Tyco’s winning bid of $12.75 per share. The Board’s failure to permit Company A to make another competing offer and to shop ADC to any other potential suitors – strategic or financial — given that ADC attracted two unsolicited bids from two high quality buyers, infected the entire process and was not a valid exercise of the Board’s business judgment.

6.          Equally troubling, a majority of the Board is receiving benefits from the Acquisition that the public shareholders are not. As part of the Acquisition, seven of the nine outside directors are having their stock options, which total over 139,000, subject to immediate vesting and as part of the consummation of the Acquisition are having those options exercisable into Tyco stock thereby permitting the outside directors to participate in the upside growth potential of ADC’s operations as Tyco shareholders. In addition, all nine of the outside directors are having their restricted stock units subject to immediate vesting and conversion into a cash payout, totaling over $5 million, in connection with the Acquisition.

7.          The Company’s executive officers will also be able to participate in the upside of ADC’s growth potential because they also are subject to the same stock option terms and conditions as the Company’s outside directors. The number of executive stock options subject to vesting is over 3 million. Executive management is also receiving a windfall in the way of severance compensation as the Board decided that the Acquisition would be considered a “change of control,” triggering all sorts of lucrative compensation arrangements. Those payments are estimated to be in excess $28.2 million.

8.          Indeed, the Acquisition is designed to provide Tyco, ADC’s executive management, and a majority of its Board the ability to recognize the remarkable potential ADC has as a company, and to provide ADC insiders with steep and lucrative severance and change-of-control benefits, rather than to allow ADC shareholders to enjoy the Company’s growth potential.

9.          In fact, in a PowerPoint presentation to Tyco’s shareholders attached to the Schedule TO filed by Tyco with the SEC on July 13, 2010, in connection with the Acquisition, Tyco expressly acknowledges the exceptional growth potential of ADC – which is being stolen from ADC’s shareholders:

10.        Moreover, the tender offer is coercive because the Defendants have not provided sufficient information to ADC’s shareholders to enable them to make an informed decision about whether to tender their shares in connection with the tender offer and proposed Acquisition.

11.        Indeed, the 14D-9 is materially deficient in many respects. The 14D-9 fails to adequately disclose the basis for the opinions and analyses of the Company’s financial advisors in the Acquisition, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”). The 14D-9 further fails to disclose adequate information about inter alia: (i) management projections utilized to value the Company; (ii) other strategic alternatives considered by the Board and the valuations placed on those other strategic alternatives; (iii) the name of the independent strategy and consulting firm hired by the Board and the report issued by that film; (iv) contacts between Tyco and ADC prior to that described in the

14D-9; (v) reasons for the formation of a Special Committee well into the sales process and why such a committee was not formed earlier; and (vi) any employment or directorship agreements between Tyco and the officers and directors of ADC.

12.         In short, the Acquisition is designed to unlawfully divest ADC’s public stockholders of their holdings and end ADC’s independent existence without providing ADC and its shareholders the maximized value to which they are entitled, and without providing the shareholders with all material facts concerning the proposed Acquisition and the value of their shares. Defendants know that these assets will continue to produce substantial revenue and earnings and have engaged in self-dealing to assure themselves participation in the future growth in the Company through ownership of Tyco common stock.

13.         Herein, Plaintiffs plead with specificity that the Merger Agreement and tender offer is being accomplished by deception, illegality, and a breach of fiduciary duty.

PARTIES

14.        Plaintiffs Asbestos Workers, Jacobius, Freeman, Novitsky, Gerber, Barone, Haller, Partansky, Borror and Gill are and at all material times hereto have been holders of ADC common stock.

15.        Defendant Robert E. Switz (“Switz”) is and at all material times hereto has been a Director of ADC. Switz has been a director of ADC since August 2003 and was appointed Chairman of the Board in August 2008. Switz has been President and Chief Executive Officer of ADC since August 2003. From January 1994 until August 2003, Switz served ADC as Chief Financial Officer as well as Executive Vice President and Senior Vice President. Switz also served as President of ADC’s former Broadband Access and Transport Group from November 2000 to

April 2001. Switz is also a director of Broadcom Corporation, Micron Technology, Inc. and the Telecommunication Industry Association (TIA).

16.        Defendant William R. Spivey, Ph.D. (“Spivey”) is and at all material times hereto has been a Director of ADC. Spivey has been a director of ADC since September 2004. Spivey most recently served as President and Chief Executive Officer of Luminent, Inc., a fiber optics transmission products manufacturer, from July 2000 to November 2001. From 1997 to 2000, Spivey served as Network Products Group President for Lucent Technologies. He also served as Vice President of the Systems & Components Group at AT&T Corporation/Lucent Technologies from 1994 to 1997. Spivey also serves on the Boards of Directors of Novellus Systems, Inc., Raytheon Company, The Laird Group, PLC and Cascade Microtech, Inc.

17.        Defendant John J: Boyle, III (“Boyle”) is and at all material times hereto has been a Director of ADC. Boyle has been a director of ADC since November 1999. Boyle was appointed Chief Executive Officer of Arbor Networks, Inc., a company that researches next-generation cyber threats and develops solutions that prevent network attacks, in June 2005. Prior to joining Arbor Networks, Boyle served as President and Chief Executive Officer of Equallogic, Inc., a company that develops networked storage by building intelligent storage solutions that extend the benefits of consolidated storage throughout the enterprise, from 2003 to 2004. From April 2000 to July 2003, Boyle served as Chief Executive Officer of Cogentric, Inc., a provider of solutions to enable decision makers to evaluate and enhance their Web-based capabilities. He served as Senior Vice President of ADC from October 1999 to April 2000 following the Company’s acquisition of Saville Systems PLC. Prior to joining ADC, Boyle served as President and Chief Executive Officer of Saville Systems PLC from August 1994 to October 1999 and as Saville’s Chairman of the Board from April 1998 to October 1999. Boyle is also a director of eFunds Corp.

18.         Defendant Mickey P. Foret (“Foret”) is and at all material times hereto has been a Director of ADC. Foret has been a director of ADC since February 2003. From September 1998 to September 2002, Foret served as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. From September 1998 to September 2002, he also served as Chairman and Chief Executive Officer of Northwest Airlines Cargo Inc., a subsidiary of Northwest Airlines. From May 1998 to September 1998, Foret served as a Special Projects Officer of Northwest Airlines, Inc. Prior to that time he served as President and Chief Operating Officer of Atlas Air, Inc. from June 1996 to September 1997 and as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. from September 1993 to May 1996. Foret previously held other senior management positions with various companies including Northwest Airlines, Continental Airlines Holdings, Inc. and KLH Computers, Inc. Foret is also a director of Delta Air Lines, Inc., URS Corporation and Nash Finch Company.

19.         Defendant Lois M. Martin (“Martin”) is and at all material times hereto has been a Director of ADC. Martin has been a director of ADC since March 2004. Martin has served as Senior Vice President and Chief Financial Officer for Capella Education Company, the publicly held parent company of Capella University, an accredited on-line university since 2004. From 2002 to 2004, Martin served as Executive Vice President and Chief Financial Officer of World Data Products, Inc., a provider of server, storage, network and telecom solutions worldwide. From 1993 to 2001, Martin was employed by Deluxe Corporation during which time she held a number of positions, including Senior Vice President and Chief Financial Officer, Vice President and Corporate Controller, Vice President and Controller of Deluxe Financial Services Group, Vice President and Controller of Paper Payment Systems Division, Director of Accounting Services, and Director of Internal Audit. Prior to joining Deluxe Corporation, Martin served as International Controller for

Carlson Companies, a privately held, international conglomerate. Martin is also a director of MTS Systems Corporation.

20.         Defendant Krish A. Prabhu, Ph.D. (“Prabhu”) is and at all material times hereto has been a Director of ADC. Prabhu has been a director of ADC since November 2008. Prabhu served as Chief Executive Officer and President of Tellabs from February 2004 until his retirement in February 2008. Prior to joining Tellabs, Prabhu held various engineering and management positions at Alcatel, including chief operating officer of Alcatel and chief executive officer of Alcatel USA. From November 2001 until February 2004, Prabhu was a venture partner in Morgenthaler Ventures, a venture capital firm. Prabhu is also a director of Altera Corp. and Tekelec, Inc.

21.         Defendant John E. Rehfeld (“Rehfeld”) is and at all material times hereto has been a Director of ADC. Rehfeld has been a director of ADC since September 2004. Rehfeld has served as an adjunct professor for the Executive MBA program at Pepperdine University in California since 1998. Rehfeld most recently served as Chief Executive Officer of Spruce Technologies, Inc., a DVD authoring software company, during 2001. From 1997 to 2001, Rehfeld served as Chairman and Chief Executive Officer of ProShot Golf, Inc. He also served as President and Chief Executive Officer of Proxima Corporation from 1995 to 1997 and as President and Chief Executive Officer of ETAK, Inc. from 1993 to 1995. Rehfeld is also a director of Enkeboll Design, Lantronix, Inc., Local.com Corporation and Overtone, Inc.

22.         Defendant David A. Roberts (“Roberts”) is and at all material times hereto has been a Director of ADC. Roberts has been a director of ADC since November 2008. Since June 2007, Roberts has served as Chairman of the Board, President and Chief Executive Officer of Carlisle Companies, a diversified global manufacturing company. Previously he served as Chairman (from April 2006 to June 2007) and President and Chief Executive Officer (from June 2001 to June 2007)

of Graco Inc., a manufacturer of fluid handling systems and components used in vehicle lubrication, commercial and industrial settings. Roberts is also a director of Franklin Electric Co., Inc.

23.         Defendant Larry W. Wangberg (“Wangberg”) is and at all material times hereto has been a Director of ADC. Wangberg has been a director of ADC since October 2001. Wangberg served as Chief Executive Officer and Chairman of the Board of TechTV (formerly ZDTV, Inc.), a cable television network focused on technology information, news and entertainment, from August 1997 until his retirement from these positions in July 2002. Previously, Wangberg was Chief Executive Officer and Chairman of the Board of StarSight Telecast, Inc., an interactive navigation and program guide company, from February 1995 to August 1997. Wangberg is also a director of Autodesk, Inc. and Charter Communications, Inc., a company that recently emerged from bankruptcy.

24.         Defendant John D. Wunsch (“Wunsch”) is and at all material times hereto has been a Director of ADC. Wunsch has been a director of ADC since 1991. Wunsch served in executive positions with Harris Bank N. A. and Harris myCFO, Inc., which are subsidiaries of the Bank of Montreal, from March 2002 through September 2006. He was an independent consultant in the financial services industry from December 2001 to March 2002. He was President and Chief Executive Officer of Family Financial Strategies, Inc., a registered investment advisory company, from 1997 to 2002. From 1990 to 1997, he served as President of Perrybell Investments, Inc., a registered investment advisory company.

25.         Defendant Tyco Electronics Ltd (“Tyco Electronics”) is a Swiss company that is a leading global provider of engineered electronic components, network solutions, specialty products and subsea telecommunication systems, with fiscal 2009 sales of $10.3 billion to customers in more than 150 countries. Tyco Electronics manufactures and markets products for customers in a broad array of industries including automotive; data communication systems and consumer electronics; telecommunications; aerospace, defense and marine; medical; energy; and lighting.

26.         Defendant Tyco Electronics Minnesota, Inc. (“Tyco Minnesota”) is a Minnesota corporation and a vehicle through which the Defendants seek to effectuate the merger.

27.         Nominal Defendant ADC is a Minnesota corporation, with its headquarters located at 13625 Technology Drive, Eden Prairie, MN 55344. ADC stock is publicly traded on the NASDAQ exchange under the ticker “ADCT.” ADC is a global provider of broadband communications network infrastructure products and related services, offering products and solutions that enable the delivery of high-speed Internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks, including fiber-optic, copper and coaxial based frames, cabinets, cables, connectors and cards, wireless capacity and coverage solutions, network access devices and other physical infrastructure components. ADC’s products and services are deployed primarily by communications service providers and owners and operators of private enterprise networks. The Company has three business segments: Global Connectivity Solutions (Connectivity), Network Solutions and Professional Services. According to the Company’s quarterly report for the period ended April 2, 2010, filed with the SEC, there were nearly 97 million shares of ADC outstanding as of May 3, 2010.

28.         The Defendants named in ¶¶15-24 are sometimes collectively referred to herein as the “Individual Defendants” or the “Board.”

JURISDICTION AND VENUE

29.         Jurisdiction is proper in this District because Defendant ADC is headquartered in and regularly transacts business within Hennepin County, or Defendants have committed torts within Hennepin County, or solicit business in Hennepin County or should reasonably expect the acts to have consequences in Hennepin County and derive substantial revenue from interstate or international commerce.

30.        Venue is proper in this District because, inter alia, ADC’s principal place of business is in Hennepin County, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in Hennepin County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

31.        Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium..

32.        To diligently comply with these duties, the directors and/or officers may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits themselves from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

33.        In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of ADC, are obligated under applicable law to refrain from:

(a)           participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

34.        Defendants are also obliged to honor their duty of candor to ADC’s shareholders by, inter alia, providing all material information to the shareholders regarding a scenario in which they are asked to vote or tender their shares. This duty of candor ensures that shareholders have all information that will enable them to make informed, rational and intelligent decisions about whether to vote or tender their shares.

35.        Plaintiffs allege herein that Defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith, and independence owed to Plaintiffs and other public shareholders of ADC. Defendants stand on both sides of the transaction, are engaging in self dealing, are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff s or the Class. As a result of Defendants’ self dealing and divided loyalties, neither Plaintiffs nor the Class will receive adequate or fair value for their ADC common stock in the proposed Acquisition.

36.         Because Defendants are knowingly or recklessly breaching their duties of loyalty, good faith, candor and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

37.         Plaintiffs bring this action individually and as a class action on behalf of all holders of ADC stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

38.         This action is properly maintainable as a class action under Minnesota Rule of Civil Procedure 23.

39.         The Class is so numerous that joinder of all members is impracticable. There are nearly 97 million shares of ADC’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.

40.         There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Acquisition;

(b)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiffs and the other members of the Class in connection with the Acquisition;

(c)           whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiffs and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(d)           whether the Individual Defendants have breached their fiduciary duties of candor to Plaintiffs and the other members of the Class in connection with the Acquisition by failing to disclose all material information upon which they are able to make an informed decision about whether to tender their shares;

(e)           whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(f)            whether Plaintiffs and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

(g)           whether ADC and Tyco are aiding and abetting the wrongful acts of the Individual Defendants.

41.        Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

42.        Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

43.        The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

44.         Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

45.         Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DERIVATIVE ALLEGATIONS

46.         Plaintiffs bring Counts Nos. I - VI, below, derivatively in the right of and for the benefit of ADC to redress injuries suffered and to be suffered by ADC as a direct result of the Individual Defendants’ breaches of fiduciary duty, corporate mismanagement, gross self-dealing, and abuse of control and conspiracy to abuse control.

47.         This is not a collusive action to confer jurisdiction in this Court which it would not otherwise have.

48.         Plaintiffs will adequately and fairly represent the interests of ADC and its shareholders in enforcing and prosecuting their rights.

49.         This action is brought to remedy violations of applicable law.

50.         Plaintiffs have not made a demand on the ADC Board of Directors prior to the filing of this Complaint. Plaintiffs believe and allege that a demand on the present Board of Directors of ADC to institute this action would be a futile, useless act and result in irreparable injury to the Company because the entire Board of Directors participated in the wrongs complained of herein as follows:

(a)           The Board of Directors accepted the Tyco acquisition proposal on the terms proposed;

(b)           The known principal wrongdoers and beneficiaries of the Acquisition are in positions to, and do, dominate and control ADC’s Board of Directors. Thus, the Board of Directors could not, and cannot, exercise independent objective judgment in deciding whether to bring this action nor vigorously prosecute this action;

(c)           The Board of Directors refused to take any action to rescind these actions despite their knowledge that such actions constitute a breach of their fiduciary duties;

(d)           To bring this action for breach of fiduciary duties, abuse of control, and unjust enrichment, the members of ADC’s Board of Directors would have been required to sue themselves and/or their fellow directors and allies in the top ranks of the Company, with whom they are close personal friends and with whom they have entangling financial alliances, interests and dependencies. Suing themselves, their friends and their allies is not something the Individual Defendants would be willing to do; therefore, they would not be able to vigorously prosecute any such action;

(e)           ADC’s Board of Directors, including each of the Individual Defendants herein, receive substantial salaries, bonuses, payments, benefits and other emoluments and perquisites by virtue of their membership on the Company’s Board of Directors and their control of ADC. Thus, they have benefitted from the wrongs alleged herein and have engaged therein to preserve their positions of control and the perquisites thereof, and are incapable of exercising independent objective judgment in deciding whether to bring this action. The Board members also have close personal and business ties with each other and consequently are interested parties and cannot, in good faith, exercise independent business judgment to determine whether to bring this action against themselves;

(f)            Due to ADC’s directors’ and officers’ liability insurance coverage, if the directors caused ADC to sue themselves and the Company’s executive officers for the liability asserted herein, the directors and officers would be required to personally pay for the liability alleged herein. As a result, if these defendants were to sue themselves there would be no insurance protection for this derivative action. Thus, the Defendants will not sue themselves because to do so would subject themselves and their colleagues and/or friends to million-dollar judgments payable from their individual assets alone; and

(g)           A majority of the ADC directors lack independence and have engaged in self dealing through their ability to receive Tyco stock in connection with the vesting and exercise of ADC stock options pursuant to the terms of the Acquisition.

51.        The meeting at which the actions described herein will be voted upon will take place within the next few weeks; accordingly, sending demand and waiting the statutory period for the ADC Board of Directors to respond to that demand would preclude any meaningful pre-vote relief, causing irreparable injury to ADC and its shareholders. Thus, Plaintiffs have not made a demand on the Board which would have required Plaintiff to wait the statutory period for ADC’s Board of Directors to respond to the demand.

52.        Also, by the time the Board of Directors would consider a demand in the action, the shareholder meeting will have passed and Plaintiff, ADC and the Class will have suffered irreparable injury.

SUBSTANTIVE ALLEGATIONS

ADC’s Growth Potential Is Undeniable

53.        During the fourth quarter of fiscal 2008, ADC initiated a restructuring of its Network Solutions segment by exiting several outdoor wireless product lines. During the first quarter of fiscal 2009, the Company made further changes to the Network Solutions segment by moving the Wireline solutions business to the Connectivity segment in order to better manage and utilize resources and drive profitability. By fiscal year end 2009, the Company began to reap the benefit of these changes on its operations.

54.         On November 19, 2009, the Company issued a press release announcing its 2009 fiscal year end results. Defendant Switz was delighted with the results, stating:

ADC ends fiscal 2009 with solid results for our shortened fourth quarter, improving our already strong financial position. We continue executing successfully on initiatives to align our operations with macroeconomic realities and our customers’ shifting demands. . . .These actions will enable us to sustain our solid financial performance and are expected to continue generating strong operating leverage going forward. . . . We are especially pleased with our generation of $86 million in cash from continuing operations for our 11-month fiscal year, which included positive cash flow from operations in the traditionally slow August and September time period. This demonstrated our ability to continue running our business effectively despite the impact of the global recession. . . . As the economy slowly recovers, we are well positioned to provide our customers worldwide with industry-leading solutions at competitive prices and lead times as they make the necessary network investments to meet growing bandwidth demand.

55.         With the recovering economy the First Quarter of fiscal year 2010 brought continued positive results. In the press release on February 8, 2010, announcing the results Defendant Switz reiterated that “ADC’s strong first quarter results demonstrate the positive impact of our ongoing efforts to streamline operations.” Switz continued:

We delivered very good gross margins, managed operating expenses effectively in the face of what remains a challenging CAPEX-spending environment, and bolstered our already strong liquidity position. Based on these results, we’re pleased with the continued improvements in our financial performance and expect to demonstrate further progress as we move through fiscal 2010. . . . As we continue to realize the benefits of our improved operations, we expect to drive additional earnings power by maintaining our commitment to creating a more effective and efficient organization. . . . .We also are making strategic gains in the marketplace with our focus on the areas of greatest opportunity in fiber and wireless networks worldwide, exhibited in part by the strength of our business in China and a significant sequential increase in wireless sales in the first quarter.”

56.         Highlights of the Company’s 2010 fiscal year first quarter included:

First Quarter Fiscal 2010 Results

GAAP earnings from continuing operations were $3.6 million, or $0.04 per share.. . .

Net sales for first quarter totaled $265.6 million, compared to $299.7 million for the first quarter of fiscal 2009 and $291.2 million for the fourth quarter of 2009. The year-over-year decline reflects principally the impact of the global economic downturn, which was just beginning to impact the business at the same time last year. The sequential decrease is due primarily to expected seasonality and a decline in major carrier spending that the company referenced in its guidance at the end of the fourth quarter.

First quarter gross margin was 34.7 percent compared to adjusted gross margins of 29.5 percent during the same quarter of last year and 34.4 percent in the previous quarter. The year-over-year margin increase was driven by the company’s successful actions to increase efficiency across its operating cost structure, which offset the negative impact of lower revenue.

Operating expenses were $96.2 million compared to $98.8 million during the 2009 first quarter and $110.5 million during the 2009 fourth quarter. . . . .As a result of continuing cost actions and a return to normalized stock-based compensation levels, ADC expects to see lower adjusted operating expenses during the remainder of fiscal 2010.

ADC’s GAAP earnings from continuing operations included $14.2 million of expenses, or $0.14 per share, related to purchased intangible amortization, restructuring and impairment and certain other charges. In addition to these expenses, ADC recorded a one-time gain of $15.9 million or $0.16 per share related to the sale of certain assets. Excluding these items, adjusted earnings per diluted share were $0.02. …

ADC ended the first quarter with $609.5 million of liquidity, which excludes auction rate securities and restricted cash. The company generated cash from operating activities from continuing operations of $16.0 million and free cash flow of $9.3 million in the first quarter. ...

Days sales outstanding improved from the previous quarter to approximately 58.1 days and inventory turns were slightly lower at 5.6 times.

During the first quarter, the company divested its GSM base station and switching business from the Network Solutions business unit and its RF Worx Signal Management product line from the Global Connectivity business unit. Both transactions reflected opportunities to divest non-core portfolios while not impacting ADC’s growth strategies. ...

Financial performance of the Network Solutions business unit improved as revenue increased 17.2% from the previous quarter and 9.1% from last year’s first quarter. ADC is seeing a modest return to project spending related to in-building and outdoor microcellular wireless solutions by operators and enterprises worldwide.

57.        ADC’s second quarter 2010 fiscal year financial results were even better. On May 5, 2010, the Company announced, inter alia, the following highlights in a press release:

ADC Reports Second Quarter 2010 Financial Results

Strong margin expansion driven by operating efficiencies
and revenue growth

MINNEAPOLIS—(BUSINESS WIRE)—May 5, 2010—ADC (NASDAQ: ADCT) today announced unaudited results for its second quarter ended April 2, 2010.

“We are pleased with ADC’s strong financial performance in the second quarter,” said Robert E. Switz, chairman, president and chief executive officer of ADC. “Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year.

“In addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter,” said Switz.

Second Quarter Fiscal 2010 Results

Due to a change in our fiscal year to September 30, ADC is comparing second quarter 2010 results announced today with the pro forma results for the prior year’s second quarter ended March 27, 2009 and the reported results for the first quarter of fiscal 2010 ended January 1, 2010.

ADC’s GAAP loss from continuing operations for the quarter was $12.5 million, or $0.13 per share. This GAAP loss includes certain charges and other items totaling $22.0 million. Excluding these items, the non-GAAP (adjusted) net earnings for the quarter were $9.5 million, or $0.10 per share. A reconciliation of GAAP to non-GAAP financial measures is provided later in this press release.

Net sales for the second quarter rose 6.8% to $274.0 million, compared to $256.6 million for the second quarter of fiscal 2009 and increased 3.2% compared to $265.6 million for the first quarter of 2010. The year-over-year and sequential increases reflect improving economic conditions in many regions of the world and customer spending trends.

Second quarter gross margin was 36.5 percent compared to a gross margin of 32.3 percent during the same quarter of last year and 34.7 percent in the previous quarter. This margin improvement was driven primarily by the company’s successful, ongoing efforts to increase efficiency across its operating cost structure, higher volume and a slightly favorable product mix.

Operating expenses were $91.7 million compared to $496.8 million during the 2009 second quarter and $96.2 million during the first quarter of 2010. Excluding impairment and restructuring charges, intangible amortization and certain other charges from each period, adjusted operating expenses were $81.8 million compared to $78.1 million during the same quarter of last year and $82.0 million during the previous quarter.

ADC ended the second quarter with $619.3 million of liquidity, which includes cash and available-for-sale securities but excludes auction rate securities, restricted cash and borrowing capacity under the company’s credit facility. The company generated cash from operating activities from continuing operations of $4.8 million during the period. Details of ADC’s cash balance can be found in the data and statistics portion of this release.

Days sales outstanding increased 3.5 days from the previous quarter to approximately 61.7 days while inventory turns were slightly better at 5.7 times.

Third Quarter Fiscal 2010 Outlook

For its third quarter of fiscal 2010 ending July 2, 2010, ADC announces the following guidance:

Net sales are expected to be within a range of $290-$310 million.

GAAP diluted earnings per share are expected to be within a range of $.10 to $.20, which includes non-cash amortization expense of $0.05 per share and excludes potential non-cash charges or restructuring charges that the company cannot estimate at this time.

58.           With the recovering economy and positive results, ADC’s stock price also rose:

The Proposed Acquisition of the Company

59.         All indications — including from ADC and Tyco — are that ADC’s value (and, thus, its share price) is steadily poised to continue climbing. Despite this, Defendants seek to give this Company away at a steal to Tyco.

60.         That is, on July 13, 2010, the Company — through the Individual Defendants — announced the Acquisition to the public via several SEC filings and a concomitant joint press release with Tyco which stated:

Tyco Electronics to Acquire ADC, Creating a World
Leader in Broadband Connectivity

SCHAFFHAUSEN, Switzerland and EDEN PRAIRIE, Minn., July 13, 2010 /PRNewswire via COMTEX News Network/ —

•                       Complementary Product Offerings Will Help Customers Deliver High-Speed Video and Data Communications

•                       Tyco Electronics Reports Preliminary Fiscal Third Quarter Results

•                       Sales of $3.1 Billion and Book-to-Bill Ratio of 1.06

•                       Diluted Earnings Per Share From Continuing Operations (GAAP EPS) of $0.72; Adjusted EPS of $0.70

Tyco Electronics (NYSE: TEL) and ADC (Nasdaq: ADCT) announced today a definitive agreement under which Tyco Electronics will acquire ADC for $12.75 per share in cash, or an enterprise value of approximately $1.25 billion. The transaction is expected to be accretive by approximately $0.14 per share in the first full year after closing excluding acquisition-related costs. It will position Tyco Electronics’ Network Solutions segment as a leading global provider of broadband connectivity products to carrier and enterprise networks around the world.

Tom Lynch, Chief Executive Officer of Tyco Electronics, said, “This is a very exciting time for our company and ADC is a great fit as we continue to execute our strategy to create strong leadership positions in all of our connectivity businesses. Consumers and enterprises want access to high-speed video and data wherever they are, on whatever devices they are using — from smart phones to HD and 3-D televisions to computers with advanced video-conferencing capabilities. The combination of ADC and Tyco Electronics creates an industry leader, with the scope and geographic scale to help customers deliver needed capacity, from the core of the network all the way to the end user.”

Robert E. Switz, Chairman, President and CEO of ADC, said, “ADC has a strong heritage of providing innovative wired and wireless solutions that have enabled the expansion of advanced broadband networks worldwide. As part of Tyco Electronics, our organization’s ability to serve the world’s leading telecommunications services providers and enterprises will be strengthened significantly. I have great respect for Tyco Electronics and know that they share our commitment to meeting customers’ changing next generation network needs.”

The combined organization will offer a complete product portfolio across every major geographic market. It will also add ADC’s Distributed Antenna System (DAS) products, which will expand Tyco Electronics’ wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. Additionally, Tyco Electronics will add ADC’s professional services organization in the US to its business.

“We expect ADC to be accretive to our earnings in the first year and to reach our target operating margin of 15 percent in the third year after the acquisition,” said Lynch.

The transaction is structured as a tender offer to be followed as soon as possible by a merger. The transaction is subject to customary closing conditions, including the tender of a majority of ADC shares and regulatory approvals, and is expected to close in the fourth calendar quarter 2010.

In conjunction with today’s announcement, Tyco Electronics reported preliminary results for the fiscal third quarter ended June 25, 2010. The company reported sales of $3.1 billion, an increase of 23 percent over the prior year quarter and up 4 percent sequentially. GAAP EPS were $0.72 in the quarter which included $0.02 per share of income related to other items net of restructuring charges. Adjusted EPS were $0.70 in the quarter. The company’s book-to-bill ratio was 1.06 for the quarter and 1.08 excluding Subsea Communications. The company will report complete results and provide further details on its fiscal third quarter before trading begins on July 22, 2010.

61.           Incredibly, not a single word was mentioned in the press release regarding the value of the Acquisition for ADC shareholders. This omission is stunning.

62.           Put simply, the Defendants are attempting to benefit from a temporary downturn in the markets and deprive ADC shareholders of the true value of their shares, as the Acquisition substantially undervalues ADC.

63.           Indeed, with over $500 million in cash and $1.1 billion in annual revenues, it is clear that the true value of ADC is well in excess of $12.75 per share.

64.           Moreover, after the announcement, Tyco was up 2.5%, or 64 cents, to close at $25.92, demonstrating that the market believes that Tyco is paying too little for ADC.

The Terms of the Merger Agreement Are Unfair to the Shareholders

65.           As part of the Merger Agreement, Defendants agreed to numerous provisions intended to protect the deal and collectively operate to preclude any other offer to be made to the Company.

66.           Section 2.04 contains a “top up” option ensuring that Tyco will acquire the requisite 90% of shares outstanding to commence a short form merger. The “top up” provision permits Tyco to acquire up to 90% plus one share and pursue a short form merger without a vote and without any requirement of establishing the adequacy of the Acquisition.

67.           The Merger Agreement also contains a “no shop” provision. Section 7.04 prohibits ADC from soliciting, initiating, or knowingly facilitating any inquiries or the making of any proposal or offer that may constitute or be expected to lead to an alternative acquisition proposal.

68.           Further, while ADC is not allowed to solicit or invite alternative proposals, under Section 7.04(a)(i) of the Merger Agreement ADC can only talk with and provide information to any third-party bidder if the ADC Board determines that it has received a “superior proposal” from that bidder. Even then, the third-party bidder would be required to enter into a confidentiality agreement “with terms no less favorable” than the terms contained in the confidentiality agreement between ADC and Tyco. Section 7.04 states:

Section 7.04.          No Solicitation; Other Offers. (a) After the date hereof and prior to the earlier of the termination of this Agreement and the Acceptance Time, the Company and its Subsidiaries shall not (and the Company shall use its reasonable best efforts to cause its or any of its Subsidiaries’ officers or directors, investment bankers, attorneys, accountants, consultants or other agents or advisors (collectively, “Representatives”) not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Person with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to make, withdraw, modify or amend in a manner adverse to Parent the Company Board Recommendation (or recommend an Acquisition Proposal or knowingly take any action or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or under the Company Rights Agreement, (v) take any action to render the restrictions on a “control share acquisition” set forth in Section 302A.671 of the MBCA inapplicable to any transaction, (vi) approve any transaction under, or any Person becoming an “interested shareholder” under, Section 302A.673 of the MBCA or (vii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Person to whom the Company is permitted to provide information in accordance with Section 7.04(b)). It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

69.           The Merger Agreement is also unfair to ADC shareholders because it provides for a $38 million termination fee, or 3 percent of the overall deal value, in the event that ADC terminates the merger agreement under certain circumstances.

70.           In addition, ADC has a Rights Agreement (also known as a “Poison Pill”), as amended and restated as of May 9, 2007. The ADC Board has decided to render the Company’s existing Rights Agreement inapplicable to the proposed merger with Tyco. However, it could remain in place in the face of any alternative bid. This also serves to protect the Acquisition.

The Board’s Failure To Permit Company A To Continue To Bid Against Tyco Or Otherwise Determine the True Value of ADC As An Acquisition Candidate Was Not A Valid Exercise Of Business Judgment And Infected The Whole Acquisition Process

71.           The 14D-9 discloses that in addition to Tyco, another company, referred to as Company A, was also interested in pursuing a business arrangement with ADC. The relationship between Company A and ADC began in June 2009, when the two companies began exploratory discussions regarding a potential joint venture. These talks continued through early fall 2009, at which time Company A informed ADC that it was considering additional strategic alternatives to the joint venture proposal.

72.           In early November 2009, Company A again contacted ADC and wanted to conduct further discussions regarding a possible strategic transaction. The two companies signed a mutual confidentiality agreement in order to undertake confidential due diligence. From November 2009 through mid January 2009, the two companies exchanged information.

73.           By late January 2010, the senior management of ADC and its financial advisor Morgan Stanley felt that Company A might be considering a possible acquisition of ADC. By February 22, 2010, Company A had sent a letter to ADC setting forth its non-binding indication in acquiring 100% of ADC in an all-cash transaction for a price in the range of $9.00 to $10.00 per share.

74.           Talks continued between ADC and Company A through mid-March 2010, when Tyco appeared on the scene. By the end of March, ADC and Tyco had met to conduct exploratory discussions about a possible transaction between the companies. On May 7, 2010, Tyco delivered its first indication of interest letter containing a preliminary range of value of $10.55 to $11.55 per share for an all-case acquisition of ADC.

75.           In mid-May 2010, ADC informed Company A that there was another bidder. The process began to heat up. On May 25, 2010, Tyco upped its range of value for ADC to $11.00-$11.80 per share. While the bidding continued, ADC received a report from an unnamed independent business and strategy consulting firm that it had commissioned back in March 2010 to undertake an analysis of the ADC as a stand-alone company. No details were provided about this consultant’s findings in the 14D-9.

76.           In early June 2010, Company A topped Tyco’s bid, with an indication of interest letter to ADC indicating a price of $12.00 per share. According to the 14D-9, Morgan Stanley noted “that there was now a competitive dynamic involving two, high-quality strategic buyers, each with a strong interest in acquiring the Company.”

77.           The Board told both Tyco and Company A that ADC was expecting to receive each party’s best offer by June 11, 2010 “regarding value, and to do whatever they could to demonstrate certainty and timing to the Company.” On June 11, 2010, Tyco submitted an all-cash bid with a range of $11.50 to $12.00 per share, while Company submitted a higher bid of $12.50 per share. The Board continued to harp on so-called “certainty and timing” issues allegedly surrounding the Company A bid. No information concerning these purported issues is disclosed to ADC’s shareholders in the 14D-9 or elsewhere.

78.           By early July 2010, ADC had determined that although the Company A bid value of $12.50 per share was superior in value to the Tyco proposal, because of “certainty and timing”

issues. Again, these issues are not specified in the 14D-9. Finally, and without permitting Company A to cure any of the alleged “certainty and timing” issues, the Board granted Tyco a short window of exclusivity if it would raise its offer price to $12.75 per share.

79.           At no time did the ADC Board permit Company A to make a bid higher than the $12.75 winning bid, cure the alleged “certainty and timing” issues, or consider of putting ADC into play and publicly announce that the Company was actively on the selling block with two competing bidders. Put simply, the Board of ADC abdicated its fiduciary duties to seek and secure the best price possible for the shareholders and to full-inform itself of the Company’s true value before agreeing to sell the Company to Tyco. The failure to take any of these stepswas not a valid exercise of business judgment, infected the entire process culminating in the Acquisition, and failed to maximize shareholder value.

The 14D-9 Is Materially Misleading

80.           In addition, the 14D-9 issued by the Company failed to adequately disclose the following information necessary for shareholders to make an informed decision as to whether to tender their shares.

81.           With respect to the opinions and analyses of Morgan Stanley , the 14D-9 fails to adequately disclose:

(a)           The specific conflicts of interest between Morgan Stanley and Tyco and the fees received by Morgan Stanley for services provided to Tyco (14D-9, at p. 32);

(b)           The specific ratios, public market multiples and market caps for each. company reviewed by Morgan Stanley in its Comparable Company Analysis (14D-9, at p. 28);

(c)           The basis for Morgan Stanley’s assumption of a “cost of equity of 14.0% for an illustrative one-year period,” (14D-9, at p. 27);

(d)           The “certain items” for which EBITDA was adjusted in the “Comparable Company Analysis,” (14D-9, at p. 28);

(e)           The “certain items” for which earnings per share (“EPS”) was adjusted in the “Comparable Company Analysis,” (14D-9, at p. 28);

(f)            The bases for utilizing a range of perpetual growth rates of 3.0% to 3.5% and a discount rate range of 12% to 14% for Morgan Stanley’s Discounted Cash Flow Analysis of ADC, particularly given Houlihan Lokey’s utilization of a 2% lower discount rate range, resulting in a much higher valuation for ADC (14D-9, at p. 29);

(g)           Whether and the extent to which the value of the tax assets were figured into Morgan Stanley’s analyses (14D-9, at pp. 29-30);

(h)           The reasons why Morgan Stanley chose 12x and 15x multiples in the “Discounted Equity Value Analysis” (14D-9, at p. 29);

(i)            Whether Morgan Stanley had any debt assumptions in its “Discounted Cash Flow Analysis” (14D-9, at p. 29);

(j)            The reasons why Morgan Stanley applied a 30-day premium to a 1 day stock price in its “Premiums Paid Analysis,” (14D-9, at p. 30);

(k)           The reasons why Morgan Stanley neglected to perform a formal precedent transaction analysis;

(l)            Information regarding how the auction rate securities settlement impacted the pricing and valuation of the deal, if at all (14D-9, at p. 15); and

(m)          The reasons why shareholders should approve of the Proposed Transaction when the hypothetical financial sponsor in the “Illustrative Financial Sponsor Analysis” would be poised to make rates of return of 20% - 25%, (14D-9, at pp. 30-31).

82.         With respect to the opinions and analyses of Houlihan Lokey, the 14D-9 fails to adequately disclose:

(a)           The specific conflicts of interest between Houlihan Lokey and Tyco and the fees received by Houlihan Lokey for services provided to Tyco (14D-9, at p. 38);

(b)           The bases for utilizing a range of perpetuity growth rates of 2.5% to 3.5% and a discount rate range of 10% to 12% for Houlihan Lokey’s Discounted Cash Flow Analysis of ADC, particularly given the 2% greater discount rate range used by Morgan Stanley (14D-9, at p. 38);

(c)           The specific ratios, public market multiples and market caps for each company reviewed by Houlihan Lokey in its Selected Companies Analysis (14D-9, at p. 36);

(d)           The transaction values, type of consideration, date and multiples of LTM the specific revenue and EBITDA multiples for each selected transaction in Houlihan Lokey’s Selected Transaction Analysis, as well as the selection criteria for the companies analyzed (14D-9, at p. 37);

(e)           The “certain items” for which Houlihan Lokey adjusted EBITDA in the “Selected Companies Analysis” 14D-9, at p. 36);

(f)            Whether Houlihan Lokey took into account the present value of tax assets for its financial analyses;

(g)           More details regarding the “extrapolations” of financial data “provided to Houlihan Lokey” for use in the “Discounted Cash Flow Analysis,” including but not limited to who prepared the extrapolations and where the extrapolations came from, (14D-9, at p. 38);

(h)           The adjustments made to the financial projections reviewed by Houlihan Lokey, (14D-9, at p. 32); and

(i)            The reasons why Houlihan Lokey neglected to formally perform a premiums paid analysis.

83.           The 14D-9 also fails to disclose:

(a)           The full financial projections generated by ADC’s management, as provided to Morgan Stanley, and as extrapolated out to 2015 by Morgan Stanley, including but not limited to projected EBITDA for the full forecast period(s) and for each of the economic scenarios (upside case, base case and downside case) (14D-9, at pp. 40-41);

(b)           A description of why the management projections show decreased free cash flow in the upside case for FY 2011 and 2012, why the downside case and the base case are projected to FY 2013 while the upside case projections end in 2012, and management’s expectations for free cash flow under all scenarios during 2013 through 2015 (14D-9, at p. 41);

(c)           The name of the independent strategy and consulting firm retained by the Company in March 2010, and whether that firm has or had any connections with Tyco, Morgan Stanley, Houlihan Lokey or the Company prior to retention (14D-9, at p. 10);

(d)           The strategic alternatives considered by the Board other than a sale of the Company, and the valuations placed on those alternatives by Morgan Stanley and/or the consulting firm (14D-9, at p. 11-12, 14, 21);

(e)           The report provided to the Board from the independent strategy and consulting firm on June 2, 2010 (14D-9, at p. 14);

(f)            The person(s) who selected and retained Morgan Stanley to act as ADC’s financial advisor (14D-9, at p. 11);

(g)           Any prior contacts between Tyco CEO Thomas Lynch and ADC regarding a business combination of the two companies prior to March 15, 2010, and the substance of those contacts (14D-9, at p. 12);

(h)           The basis for the Board’s conclusion that Company A and Tyco were “two of the strongest and most likely potential strategic buyers of the Company” and were “two, high-quality strategic buyers” (14D-9, at pp. 13, 15);

(i)            The reasons why the Board chose to form a Special Committee on June 15, 2010, which was well into the sales process, and why a Special Committee had not been formed earlier in the process;

(j)            Whether the Board and/or the Special Committee ever discussed a broader sales process, including contacting other potential interested suitors, and if so, why such a broader process was not pursued;

(k)           The specific “changes in market conditions and more recent information provided by management” reviewed by Morgan Stanley, and how such information affected Morgan Stanley’s preliminary valuation analysis (14D-9, at p. 15);

(l)            The basis for the Board’s belief that Tyco “was creating more certainty around achieving completion of the diligence process and around timing to signing than was Company A” (14D-9, at p. 16);

(m)          The basis for the Board’s belief that “Company A’s proposal was significantly disadvantaged as to certainty and timing” (14D-9, at p. 17);

(n)           The basis for the Board’s belief that “there were many more significant issues with the Draft Agreement as negotiated with Company A … that directly affected certainty and timing”, and whether Company A agreed with the Board’s assessment (14D-9, at p. 18);

(o)           The specific termination fee offered by Company A as compared to the 3% termination fee negotiated between ADC and Tyco (14D-9, at p. 18);

(p)           The basis for the Board’s belief that there were “significant, time-consuming negotiations remaining with Company A, and a relatively quick process to signing a Draft Agreement with [Tyco]” (14D-9, at p. 18);

(q)           The “certainty and timing factors” that were “more favorable with [Tyco] compared to Company A” (14D-9, at p. 19);

(r)            The “comparative value of the bids [of Company A and Tyco] as they existed at the time of the meeting [of the Board on July 11, 2010]” (14D-9, at p. 19);

(s)           The basis for the Board evident belief that an increase in the purchase price to $12.75 per share by Tyco provided greater “certainty and timing” than Company A (14D-9, at p. 19);

(t)            The specific statements made by the Company A Executive to Switz when the Executive “expressed Company A’s displeasure with recent developments in the process,” whether such recent developments concerned the Board’s “certainty and timing” issues with Company A’s offer, and whether Company A believed that the “certainty and timing” issues believed by the Board to exist were false (14D-9, at p. 19);

(u)           Whether ADC ever requested that Company A increase its offer following the receipt of Tyco’s offer of $12.75 per share; and

(v)           Any employment or directorship arrangements between Tyco and the officers and directors of ADC.

84.           Each of the aforementioned items of information is material, and would alter the total mix of information to a reasonable ADC stockholder in deciding whether to tender their shares or seek appraisal.

85.           Each of the aforementioned items of information concerns the value of the Company, the bases for the financial advisors’ opinions as to the fairness of the Acquisition from a financial,

point of view to the ADC stockholders, and the process employed by the ADC Board to purportedly ascertain the value of the Company as an acquisition candidate.

A Majority of the Board Has a Conflict of Interest

86.           Unlike the shareholders who will not have a stake in the Company going forward, both the senior management and 7 of the 9 outside directors will have their ADC stock options subject to immediate vesting and convertible upon exercise into shares of Tyco:

Effect of the Offer and the Merger on Stock Options

As of the time at which Shares are first accepted for payment under the Offer (the “Acceptance Time”), all outstanding and unvested options to purchase Shares (“Options”) shall fully vest, if and as provided under the terms of the applicable option award agreement. At the effective time of the Merger (the “Effective Time”), each Option shall be assumed by Parent. Each Option so assumed will continue to have, and be subject to, the same terms and conditions set forth in the applicable Option (including, as applicable, the terms and conditions set forth in the Company incentive plan under which such Option was granted, and any applicable stock option agreement or other document evidencing such Option) immediately prior to the Effective Time, except that (i) each Option will be exercisable for that number of whole shares of Parent common stock equal to the product of (X) the number of Shares that were issuable upon exercise of such Option immediately prior to the Effective Time, multiplied by (Y) a fraction, the numerator of which shall be the Offer Price and the denominator of which shall be the volume weighted average trading price per share of Parent common stock on the New York Stock Exchange (or in the event that Parent common stock is no longer listed for trading on such exchange, then the senior stock exchange on which the Parent common stock is then-listed) for the 10 trading days immediately preceding the Effective Time (the “Conversion Ratio”), rounded down to the nearest whole number of shares of Parent common stock, and (ii) the per share exercise price for the shares of Parent common stock issuable upon exercise of such assumed Option will be equal to the quotient determined by dividing the exercise price per share of such Option by the Conversion Ratio, rounded up to the nearest whole cent.

(14D-9 at p. 3) (emphasis added).

87.           The following charts in the 14D-9 depict the number of stock options subject to immediate vesting:

Executive Officers	Option Shares
Kimberly Hartwell	140,042
Christopher Jurasek	221,500
James G. Mathews	270,100
Steven G. Nemitz	56,936
Patrick D. O’Brien	275,252
Laura N. Owen	246,218
Richard B. Parran, Jr.	168,961
Jeffrey D. Pflaum	174,225
Robert E. Switz	1,548,730

Non-Employee Directors	Option Shares
John J. Boyle III	10,535
Mickey P. Foret	20,564
Lois M. Martin	16,696
Krish Prabhu, Ph.D.	0
John E. Rehfeld	16,696
David A. Roberts	0
William R. Spivey, Ph.D.	16,696
Larry W. Wangberg	34,945
John D. Wunsch	23,409

88.           The Company’s restricted stock units (“RSUs”) held by executive management and all nine outside directors are also subject to immediate vesting and being exchanged for cash as set forth in the following chart:

Executive Officers	Total Number of RSUs	Cash Consideration for RSUs
Kimberly Hartwell	48,600	$619,650
Christopher Jurasek	0	0
James G. Mathews	18,000	229,500
Steven G. Nemitz	21,167	269,879
Patrick D. O’Brien	54,444	694,161
Laura N. Owen	29,600	377,400
Richard B. Parran, Jr.	40,133	511,696
Jeffrey D. Pflaum	25,578	326,120
Robert E. Switz	125,524	1,600,431

Non-Employee Directors	Total Number of RSUs	Cash Consideration for RSUs
John J. Boyle III	42,302	$539,351
Mickey P. Foret	45,237	576,772
Lois M. Martin	45,237	576,772
Krish Prabhu, Ph.D.	38,544	491,436
John E. Rehfeld	44,591	568,535
David A. Roberts	38,544	491,436
William R. Spivey, Ph.D.	45 923	585 518
Larry W. Wangberg	45,237	576,772
John D. Wunsch	47,732	608,583

89.           The windfall for executive management continues in the form of immediate vesting and cash out of performance based restricted stock units (“PSUs”) and pro rata vesting and cash out of rights under the Superior Performance Long-Term Incentive program (“SPLTI Rights”) and RSUs granted under the SPLTI program (“SPLTI RSUs”):

Executive Officers	Full-Period SPLTI Rights Award Amount	Cash Consideration for SPLTI Rights	Full-Period SPLTI RSUs Award Amount	Pro Rata Number of SPLTI RSUs	Cash Consideration for SPLTI RSUs
Kimberly Hartwell	612,000	$212,064	34,000	11,781	$150,208
Christopher Jurasek	570,000	197,511	31,666	10,972	139,893
James G. Mathews	680,000	235,627	37,777	13,090	166,898
Steven G. Nemitz	407,000	141,029	22,611	7,834	99,884
Patrick D. O’Brien	690,000	239,092	38,333	13,282	169,346
Laura N. Owen	582,000	201,669	32,333	11,203	142,838
Richard B. Parran, Jr.	590,000	204,441	32,777	11,357	144,802
Jeffrey D. Pflaum	612,000	212,064	34,000	11,781	150,208

90.           Finally, the Company’s executive management, including Defendant Switz, is receiving lucrative severance packages based on the change of control provisions in their respective compensation agreements:

Executive Officers	Estimated Potential Payment Upon Termination after Change in Control
Kimberly Hartwell	$1,812,444
Christopher Jurasek	1,492,638
James G. Mathews	2,087,299
Steven G. Nemitz	462,761
Patrick D. O’Brien	2,012,051
Laura N. Owen	1,555,070
Richard B. Parran, Jr.	1,603,889
Jeffrey D. Pflaum	1,635,808
Robert E. Switz	8,870,074

91.           These conflicts call into question the Board’s independence and ability to exercise its fiduciary duty to act in the best interests of ADC shareholders and maximize shareholder value and exercise valid business judgment in connection with the Acquisition.

CAUSES OF ACTION

COUNT I

CLAIM FOR BREACH OF FIDUCIARY DUTIES
(ON BEHALF OF PLAINTIFFS AND THE CLASS
AGAINST ALL INDIVIDUAL DEFENDANTS)

92.           Plaintiffs repeat and reallege each allegation set forth herein.

93.           Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of ADC and have acted to put the interests of themselves and Tyco ahead of the interests of ADC’s shareholders.

94.           By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, knowingly or recklessly and in bad faith are attempting to unfairly deprive Plaintiffs and other members of the Class of the true value of their investment in ADC while through stock ownership of Tyco participate in the future growth of the Company.

95.           As demonstrated by the allegations above, Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of ADC because, among other reasons, they failed to:

(a)           fully inform themselves of the market value of ADC before entering into the Merger Agreement;

(b)           exercise valid business judgment in connection with Merger Agreement;

(c)           act in the best interests of the public shareholders of ADC common stock;

(d)           maximize shareholder value;

(e)           obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

(f)            act in accordance with their fundamental duties of good faith, due care and loyalty.

96.           By reason of the foregoing acts, practices and course of conduct, Defendants have knowingly or recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiffs and the other members of the Class.

97.           Unless enjoined by this Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiffs and the Class, and may consummate the proposed Acquisition which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.

98.           As a result of Defendants’ unlawful actions, Plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the tender offer and proposed Acquisition are enjoined by the Court, Defendants will continue to knowingly or recklessly and in bad faith breach their fiduciary duties owed to Plaintiffs and the members of the Class to the irreparable harm of the members of the Class.

99.           Plaintiffs and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiffs and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

100.         Plaintiffs seek to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT II

CLAIM FOR BREACH OF DUTY OF CANDOR
(ON BEHALF OF PLAINTIFFS AND THE CLASS
AGAINST ALL INDIVIDUAL DEFENDANTS)

101.        Plaintiffs repeat and reallege each allegation set forth herein.

102.        The Individual Defendants were and are under a duty to make sure that ADC’s shareholders are provided full and complete disclosure concerning important matters which a reasonable stockholder would deem important under the circumstances.

103.        By the acts, transactions and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to Plaintiffs and the other members of the Class, are attempting unfairly to deprive Plaintiffs and other members of the Class of their ability to make an informed decision as to whether to tender their shares in connections with the tender offer and proposed Acquisition.

104.        ADC shareholders will, if the proposed Acquisition is consummated, be deprived of the opportunity to make an educated and informed decision concerning whether to tender their shares in favor of the Acquisition.

105.        By reason of the foregoing acts, practices and course of conduct, Defendants have acted in a willful, wanton and reckless manner in failing to exercise their fiduciary obligations toward Plaintiffs and the other ADC public stockholders.

106.        As a result of the actions of Defendants, Plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive adequate and complete disclosure regarding the proposed Acquisition.

107.        Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the proposed Acquisition and cause irreparable harm of the Class, as aforesaid.

108.        Plaintiffs and the Class have no adequate remedy at law.

109.        Plaintiffs seek to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT III

CLAIM FOR AIDING AND ABETTING
THE INDIVIDUAL DEFENDANTS’ BREACH OF FIDUCIARY DUTIES
(ON BEHALF OF PLAINTIFFS AND THE CLASS AGAINST TYCO)

110.      Plaintiffs repeat and reallege each allegation set forth herein.

111.      Defendant Tyco is sued herein as an aider and abettor of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of ADC.

112.      The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the ADC shareholders by failing to:

(a)           fully inform themselves of the market value of ADC before entering into the Agreement;

(b)           act in the best interests of the public shareholders of ADC common stock;

(c)           maximize shareholder value;

(d)           obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Acquisition; and

(e)           act in accordance with their fundamental duties of good faith, due care and loyalty.

113.        Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Tyco, which, therefore, aided and abetted such breaches via entering into the Merger Agreement with ADC.

114.        Tyco had knowledge that it was aiding and abetting the Individual Defendants’ breach of their fiduciary duties to the ADC shareholders.

115.        Tyco rendered substantial assistance to the Individual Defendants in their breach of their fiduciary duties to the ADC shareholders.

116.        As a result of Tyco’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

117.        As a result of the unlawful actions of Tyco, Plaintiffs and the other members of the Class will be irreparably harmed in that they will not receive fair value for ADC’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of Tyco are enjoined by the Court, it will continue to aid and abet the Individual Defendants’ breach of their fiduciary duties owed to Plaintiffs and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value and the disclosure of material information.

118.        Plaintiffs and the other members of the Class have no adequate remedy at law.

119.        Plaintiffs seek to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against Tyco. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT IV

CLAIM FOR CORPORATE WASTE
(ON BEHALF OF ADC AGAINST THE INDIVIDUAL DEFENDANTS)

120.        Plaintiffs repeat and reallege each prior allegation above as though fully set forth herein.

121.        As explained above, the Individual Defendants’ conduct in connection with the Acquisition constitutes a waste of corporate assets.

122.        Specifically, by entering into the Merger Agreement with Tyco and expending needed funds from the Company’s coffers to consummate the Acquisition — rather than taking the appropriate steps to simply attempt to refinance the Company’s existing obligations to its lenders, the Individual Defendants are engaging in a gross waste of corporate assets to the substantial detriment of the Company.

123.        As a result of the Individual Defendants’ waste of ADC’s corporate assets, ADC has sustained and will continue to sustain irreparable harm and has no adequate remedy at law.

124.        Plaintiffs seek to obtain a non-pecuniary benefit for ADC in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of ADC, and will seek an award of such fees and expenses at the appropriate time.

COUNT V

CLAIM FOR ABUSE OF CONTROL
(ON BEHALF OF ADC AGAINST THE INDIVIDUAL DEFENDANTS)

125.        Plaintiffs repeat and reallege each prior allegation above as though fully set forth herein.

126.        In direct contradiction of their fiduciary duties, the Individual Defendants have utilized their control over ADC to divert ADC’s valuable assets to the Tyco.

127.        Defendants’ conduct constituted and continues to constitute an abuse of their ability to control and influence ADC, conduct for which all defendants are legally responsible.

128.        By reason of the foregoing, ADC has been damaged and has sustained, and will continue to sustain, irreparable injury for which it has no adequate remedy at law.

129.        Plaintiffs seek to obtain a non-pecuniary benefit for ADC in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of ADC, and will seek an award of such fees and expenses at the appropriate time.

COUNT VI

CLAIM FOR BREACH OF FIDUCIARY DUTY
(ON BEHALF OF ADC AGAINST THE INDIVIDUAL DEFENDANTS)

130.        Plaintiffs repeat and reallege each prior allegation above as though fully set forth herein.

131.        The Individual Defendants engaged in the aforesaid conduct without exercising the reasonable and ordinary care which directors and officers, as fiduciaries, owe to a corporation and its shareholders, and have thereby knowingly or recklessly breached and/or aided and abetted breaches of fiduciary duties to the corporation and/or its shareholders.

132.        As a result of the Individual Defendants’ breach of fiduciary duty, ADC has sustained and will continue to sustain irreparable harm and have no adequate remedy at law.

133.        Plaintiffs seek to obtain a non-pecuniary benefit for ADC in the form of injunctive relief against the Individual Defendants. Plaintiffs’ counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of ADC, and will seek an award of such fees and expenses at the appropriate time.

JURY TRIAL DEMAND

Plaintiffs hereby demand trial by jury on all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand injunctive relief, in their favor, in favor of the Class, and/or in favor of ADC and against Defendants as follows:

i.              Declaring that this action is properly maintainable as a class action;

ii.             Directing the Defendants to repay all damages, losses, attorneys’ fees, appraisal fees, loss of profits or other expenses incurred by ADC by virtue of the complained of conduct;

iii.            Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of Defendants and is therefore unlawful and unenforceable;

iv.            Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing the tender offer and consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to i) obtain the highest possible value for shareholders, and ii) provide all material disclosures to shareholders with which they are able to make informed decisions about whether to tender their shares in connection with the tender offer and Acquisition;

v.             Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of ADC and ADC’s shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

vi.            Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

vii.           Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

viii.          Granting such other and further equitable relief as this Court may deem just and proper.

DATED: August 4, 2010	LOCKRIDGE GRINDAL NAUEN P.L.L.P.

	By:	/s/ ILLIGIBLE
GREGG M. FISHBEIN (No. 202009)
KAREN H. RIEBEL (No. 219770)
NATHAN D. PROSSER (No. 329745)
100 Washington Avenue South, Suite 2200 Minneapolis, MN 55401-2159
Telephone: (612) 339-6900
Facsimile: (612) 339-0981

Liaison Counsel and Counsel for Plaintiffs Asbestos Workers Local Union 42 Pension Fund, Joel Gerber, Michael Partansk, and Jack Borror and Pat Borror

COHEN PLACITELLA & ROTH PC
STEWART L. COHEN
STUART J. GUBER
JILLIAN A. S. ROMAN
Two Commerce Square, Suite 2900
2001 Market Street
Philadelphia, PA 19103
Telephone:	(215) 567-3500
Facsimile:	(215) 567-6019

Co-Lead Counsel and Counsel for Plaintiff Asbestos Workers Local Union 42 Pension Fund

ROBBINS GELLER RUDMAN & DOWD LLP
STUART A. DAVIDSON
JONATHAN A. STEIN
CULLIN A. O’BRIEN
120 East Palmetto Park Road, Suite 500
Boca Raton, FL 33432
Telephone:	(561) 750-3000
Facsimile	(561) 750-3364

Co-Lead Counsel and Counsel for Plaintiff Gunter Jacobius

BARRACK, RODOS & BACINE
JEFFERY W. GOLAN
JULIE B. PALLEY
Two Commerce Square, Suite 3300
2001 Market Street
Philadelphia, PA 19130
Telephone:	(215) 963-0600
Facsimile:	(215) 963-0838

Counsel for Plaintiff Asbestos Workers Local Union 42 Pension Fund

BRAGAR WEXLER EAGEL & SQUIRE, PC
JEFFREY H. SQUIRE
LAWRENCE P. EAGEL
885 Third Avenue, Suite 3040
New York, NY 10022
(212) 308-5858

GLANCY BINKOW & GOLDBERG, LLP
LIONEL Z. GLANCY
MICHAEL M. GOLDBERG
1801 Avenue of the Stars Suite 311
Los Angeles, CA 90067
(310) 201-9150

Counsel for Plaintiff Joel Gerber

HENRY M. HELGEN, III (No. 151075)
150 South 5th Street, Suite 3100
Minneapolis, MN 55402
Telephone: (612) 435-6363

ROBBINS UMEDA LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO
REBECCA A. PETERSON
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Counsel for Plaintiff Lawrence Barone

HENRY M. HELGEN, III (No. 151075)
150 South 5th Street, Suite 3100
Minneapolis, MN 55402
Telephone: (612) 435-6363

LAW OFFICES OF THOMAS G. AMON
THOMAS G. AMON
250 West 57th Street, Suite 1316
New York, NY 10107
Telephone: (212) 810-2430
Facsimile: (212) 810-2427

Counsel for Plaintiff Thomas Haller

FINKELSTEIN THOMPSON LLP
DONALD J. ENRIGHT
ELIZABETH K. TRIPODI
1050 30th Street, NW
Washington, DC 20007
Telephone: (202) 337-8000
Facsimile: (202) 337-8090

Counsel for Plaintiff Michael Partansky

HARWOOD FEFFER LLP
DANIELLA QUITT
ROBERT I. HARWOOD
488 Madison Ave., 8th Floor
New York City, NY 10022
Telephone: (212) 935-7400
Fax: (212) 753-3630

Counsel for Plaintiffs Jack Borror and Pat Borror

BRODSKY & SMITH, LLC
EVAN J. SMITH
MARC ACKERMAN
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
Telephone: (610) 667-6200
Fax: (610) 667-9029

HEAD, SEIFERT & VANDER WEIDE
VERN J. VANDER WEIDE
333 South 7th Street, Suite 1140
Minneapolis, MN 55402-2422
Telephone: (612) 339-1601
Fax: (612) 339-3372

Counsel for Plaintiff Michael Gill